FILE NO. 0-25322
                                                             ----------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                               For October 8, 2003


                        GENSCI REGENERATION SCIENCES INC.
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               (Translation of the registrant's name into English)

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                          Suite 1000 - 1235 Bay Street
                    (Address of principal executive offices)

                         Toronto, Ontario M5R 3K4 CANADA
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[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                    Form 20-F        |X|               Form 40-F         |_|


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                    Yes              |X|               No                |_|

                           Rule 12g-3-2(b) #: 82-2803

         ISOTIS-GENSCI PLAN OF ARRANGEMENT APPROVED BY BC SUPREME COURT
Irvine / Lausanne / Bilthoven October 7, 2003 - Yesterday the Supreme Court of British Columbia, Canada, approved the Plan of Arrangement (see press release dated October 1, 2003) between GenSci (TSX: GNS) and IsoTis (SWX/Euronext
Amsterdam: ISON). The court's ruling follows the near unanimous vote in favor of the merger by GenSci's shareholders at the company's EGM on 30 September.

For further information, contact:
---------------------------------
IsoTis:                             GenSci:
Hans Herklots                       Peter Ludlum,                      Louis G. Plourde
Media & investor relations          Chief Financial Officer            Investor/shareholder relations
Tel: +31(0)30 229 5271              Tel: +1 949 855 7154               Tel: + (800) 561-2955 (North America)
Fax: +31(0)30 228 0255              E-mail: peterl@Gensciinc.com       E-mail: IR@Gensci-regen.com
E-mail: investor.relations@IsoTis.com
Web: genscimerger.IsoTis.com

Rochat & Partners                   Citigate First Financial:
Christophe Lamps                    Barbara Jansen
Tel: +41 79 476 26 87               Tel: +31 (0)20 575 40 80
E-mail: clamps@rochat-pr.ch         Fax: +31 (0)20 575 40 20
                                    E-mail: barbara.jansen@citigateff.nl


(Certain statements in this Press Release are "forward-looking statements", including those that refer to management's plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as 'strategy,' 'expects,' 'plans,' 'anticipates,' 'believes,' 'will,' 'continues,' 'estimates,' 'intends,' 'projects,' 'goals,' 'targets' and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. and GenSci only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis/GenSci. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis' and GenSci's clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the combined Company's' products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the failure of IsoTis or GenSci shareholders to approve the merger transaction, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents, the risk that IsoTis and GenSci will not consummate the transaction, or that implementing the merger may not provide all or any of the benefits projected as it will place significant demands on our management. For a more detailed description of the risk factors and uncertainties affecting
IsoTis, refer to the Joint Information Circular and to IsoTis' reports filed from time to time with the Swiss Stock Exchange, SWX, Euronext Amsterdam N.V. For a more detailed description of the risk factors and uncertainties affecting GenSci, refer to the Joint Information Circular and to GenSci's reports filed from time to time with the Canadian securities regulators, available at www.sedar.com. IsoTis and GenSci are not obligated to update or revise any forward-looking statements, whether as a result of new information or otherwise.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.)

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                               GENSCI REGENERATION SCIENCES INC.
                                               (REGISTRANT)


Date: 10-08-03                                 /s/ Peter B. Ludlum
                                               -------------------------
                                               Peter B. Ludlum
                                               Chief Financial Officer